UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41672

Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center

No. 555, North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Sales Agreement

On September 22, 2025, Top KingWin Hi Tech Inc., a company incorporated in the State of Colorado and a subsidiary of Top KingWin Limited, entered into a sales contract with a certain purchaser, Walker Times International (Hong Kong) Co., Ltd. (the “Purchaser”) for sale of an aggregate of 10,000 units of its TK-D2C AI Robots to the Purchaser at a price of $480 per unit for a total proceeds of US$4.8 million. The robots are to be delivered in batches through October 2025 to September 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2025

TOP KINGWIN LTD

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer

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